Filed by Toks Inc. Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                            under the Securities Exchange Act of
                                                                            1934

                                     Subject Company: AT&T WIRELESS SERVICES INC
                                     Commission File No. 333-67068

                                     Date: October 8, 2001



Toks Announces Proposal to Combine With General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Time Warner and Marriott International for a rough estimate of over $2 Trillion or more in stock. Including assumption of all outstanding debts. There will be amendment of full value that will be calculated by professional accountants. This is just an initial proposal. This is not the whole picture of. At the same time Toks Inc. will stick to its original plan to issue its Class A Common Stock in heavy premium to the shareholders of targeted entities.

Combination Would Establish Only Toks Inc. as the "Parent" of General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Tiime Warner and Marriott International, Inc. as "Wholly" owned subsidiaries. This will compliment each subsidiary under one "roof."

Synergies Could Create Up To Additional over $300 Billion in annual revenues, even after liquidation of assets or spinoffs recommended by regulators and initiated by the Company. Also a business plan will include aggressive expansions of Toks Inc. into other industry sectors and its subsidiaries. The potential to make Toks Inc. the largest U.S public entity. Or the largest public entity in the world. Expansion will cover all corners of the globe. Our Company listing will cover different exchanges around the globe to gain access to their capital markets. This will include developing countries as well.

LOS ANGELES, CA.--October 8, 2001--Toks Inc. (PROPOSED NYSE: TOKS) today announced that it has made a proposal to General Motors Corporation (NYSE: GM), Hughes Electronics Corporation (NYSE: GMH), General Electric Company (NYSE: GE), AT&T Corporation ( NYSE: T), AT&T Wireless Services, Inc. ( NYSE: AWE), AOL Time Warner (NYSE: AOL) and Marriott International, Inc. (NYSE: MAR) in a tax-free, all stock-transaction. The holders of General Motors Corporation Common Stock, Hughes Electronics Corporation Tracking Stock, General Electric Company Common Stock, AT&T Corporation Common Stock, AT&T Wireless Services, Inc. Common Stock, AOL Time Warner Common Stock and Marriott International, Inc. Common Stock would receive Toks Class A Common Stock after the United States Securities and Exchange Commission (the "Commission") has declared the Company's registered securities "effective" for sale to the public. The registration of the Company's offering prospectus and related documents have previously been filed with the Securities and Exchange Commission by Toks Inc. You may obtain a free copy of the document/prospectus filed by Toks Inc. at the Commission's Web site at http://www.sec.gov. Toks Inc. has requested in writing to the Commission to declare the Company's registered securities "effective" for sale to the public within 30 days in order to issue such securities to conduct acquisitions and capital raising activities.


A Toks/General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Time Warner Inc. and Marriott International combinations would:

     - Provide superior opportunities for the shareholders of General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Time Warner and Marriott International to maximize the value of their investments in these entities.

     - Provide opportunities for others to own assets that will be sold, instead of high and concentrated ownership.

     - Provide opportunity to reduce debts significantly through new currency issues of "equity" and "debt" instruments of "parent" company.

          o Each subsidiary will be able to compliment each other through creative integration. Warner Brother Studios will be able to complement NBC Networks; Marriott International will be able to complement General Motors Corporation by using products as incentives to attract potential customers vice-versa; AT&T Wireless will be able to take advantage of Warner Brothers' entertainment and media contents; so is AT&T Corporation's broadband and cable systems. Endless ideas and room for employees to work in creative environment that can complement each other, even though if such employees are spread all over the World. General Electric Company's appliance products will complement the real estate division of Toks. Toks will build low income apartments in neglected and suburbs. This will allow discounted products that can be included through GE's products, AT&T's broadband products and services, etc.

Highlights of Tok's proposal include:

Toks Inc. filed registration for its initial public offering with the United States Securities and Exchange Commission (the "Commission") on August 31, 2001. There was a glitch and the second amendment was filed with the same document on September 7, 2001. The September 7, 2001 document is the one the Company is recommending for the shareholders of General Motors Corporation and its subsidiaries, Hughes Electronic Corporation, General Electric, AOL Time Warner, AT&T Corporation, AT&T Wireless Services, Inc. and Marriott International to review. The Company registered only 20 Class A Common Shares at $5,000.00 per share, with the opportunity in the future for shareholders to vote on stock split of 10-1 or 20-1, or just retain the share price at whatever it's trading.

Toks Inc. received a preliminary issued response from United States Securities and Exchange Commission (the "Commission") on October 4, 2001 and the Company responded on October 4, 2001 as well, and requested its registered securities be declared "effective" within 30 days. The Company decided to file its tender offer due to the long process of this magnitude of this particular transaction to acquire these entities to become "wholly" owned subsidiaries of Toks Inc. as a "parent" company. The securities will be issued after the securities are declared "effective" for sale to the public. The founder is buying all 20 Class A Common Shares registered at $5,000.00 per share after the registered securities are declared "effective" for sale to the public. The Company will also hire a legal firm with no ties with these entities in order to eliminate any potential conflicts of interest. This legal firm will be available to work with the United States Securities and Exchange Commission (the "Commission") regarding the process to get the Company's registered securities declared "effective" for sale to the public in order to issue them out to the shareholders that tendered their shares. The same legal firm will also guide the Company through all legal issues to close the acquisitions in the future. Again, the Company will stick to the request of within 30 days to make our securities "effective." The Company has every right to use its securities to conduct capital raising activities and acquisitions of entities be it private or public.

While the process to get the securities declared "effective" is ongoing, the Company will also get the opportunity to close the $10 billion loan syndication, and at the same time interested shareholders of General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless, AOL Time Warner and Marriott International can start tendering their shares through their Transfer Agents, while Toks Inc. will be working to determine the overall shares tendered and be prepared to issue its own Class A Common Stock through the Transfer Agents of the targeted entities.

Toks Inc. cannot determine the total dollar amount in stock to be issued. The amendment will determine that calculation as in rough estimate. On Toks Inc.'s side, the Class A Common Stock will not be able to trade until after all stock acquisition close. This means the Company's share price of $5,000.00 per share will remain the same until after the securities are declared "effective," closing of the acquisition transaction. The targeted entities' stock will continue to change according to typical market volatility.

The Blue Sky law will only be applied to the Company only in California, at the same time the legal firm will advice the Company if Blue Sky law in other states will apply to issuing our Company's securities to the shareholders that tendered their shares.

Toks Inc. will not engage in any solicitation of proxies from the shareholders of General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Time Warner Inc. and Marriott International. The Company is paying a little over $4,000.00 per share in stock, even though shareholders are required to tender shares. An estimate calculation will result in a little over $4,000.00 per share in stock. The only vote the Company requires from a potential shareholder is to tender his or her shares through the Transfer Agent. That's the real vote. There's a fine line between "ambition" and "desperation." Toks Inc. is an "ambition" entity not a "desperate" entity. Meaning the Company doesn't have to fight to convince a shareholder to tender his or her shares. The Company will take its securities to others if those we first seek rejected our offer. The Company is not interested in wasting resources to seek proxy votes. The resources can be better spent to issue securities to those that want them.

Every investment carries certain degree of risks, the Company's securities carry such risks as well. At the same time, not enough to seek proxies. Give and Take. The Company is paying huge premium here.

President Bush declared America to move on. Toks Inc. wants to set an example that great things can still be accomplished. Marriott International World Trade Center was destroyed, but Toks Inc. did not take Marriott International out of its proposal. No one knows about such deal. The Company could scratch out Marriott International off the list. Instead the Company feels that that's not enough. Bad things happen. PASSION keeps people going, not HATE.



 GENERAL MOTORS CORPORATION AND ITS SUBSIDIARIES, HUGHES ELECTRONICS CORPORATION
 -------------------------------------------------------------------------------


Toks Inc. will issue 1 Class A Common Share for every 12 General Motors Corporation Common Shares tendered.

Toks Inc. will issue 1 Class A Common Shares for every 42 Hughes Electronics Corporation Common Shares tendered.

Toks Inc. will only liquidate outside equity stakes that will carry conflicts from our own operations.

Toks Inc. will not sell Hughes Electronics Corporation and DirecTV Inc.

Toks  Inc.   will  also  consider   future  tender  offers  to  either   acquire
DaimlerChrysler AG for its Mercedes Benz division and liquidate Chrysler auto division; or contact the BMW Family with the right offer; or Toyota.



                            GENERAL ELECTRIC COMPANY
                            ------------------------


Toks Inc. will issue 1 Class A Common Share for every 15 General Electric Company Common Shares tendered.

Toks Inc. will liquidate what regulators recommended; also MSNBC Cable Channel and CNBC Cable Channel will be liquidated; Stake in PAX Network will be sold (and no buyer, Toks will either force PAX to buy back the stake or take PAX public and liquidate all its stake; outside equity stakes that will carry conflicts from our own operations.

Toks Inc. will liquidate GE Capital because the company doesn't want to be compete with banks and other financial institutions. The medical and aircraft divisions will be sold.

Toks Inc. will not sell NBC television network and its television stations because both Warner Brother Studio and NBC will compliment each other.



                                AT&T CORPORATION
                                ----------------


Toks Inc. will issue 1 Class A Common Share for every 30 AT&T Corporation Common Shares tendered.

Toks Inc. will liquidate what regulators recommend; outside equity stakes that will carry conflicts from our own operations.

Toks Inc. will not sell Broadband operations, Long Distance operations as well.


                                 AOL TIME WARNER
                                 ---------------


Toks Inc. will issue 1 Class A Common Share for every 16 AOL Time Warner Common Shares tendered.

Toks Inc. will liquidate what regulators recommend.

Toks Inc. will liquidate all AOL Time Warner Cable Systems.

Toks Inc. will sell all Cable Channels. By either selling the original Cable Channels Mr. Ted Turner founded back to Mr. Ted Turner, with a deal that will either call for Ted Turner to relinquish part of all the Class A Common Shares of Toks Inc. he received in the tender offers, or borrow money from banks by pledging the very Class A Common Shares of Toks Inc. he received from the tender offer. Or to group of investors if Mr. Ted Turner declined to buy the cable channels.

Toks Inc. will also sell HBO Cable Channels to group of investors.

Toks Inc. will sell AOL division to any entity or group of investors as in buyout firms.

Toks Inc. will also liquidate outside equity stakes that will carry conflicts from our own operations.

Toks Inc. will also sell the WB Network television. If no buyer, the company will shut the Network down or spin it off or finance group of minority investors that haven't had the chance to own a network television. And if sold, the new buyer must change the name.

Toks Inc. will retain the sports franchise as in baseball and basketball. Because Mr. Ted Turner did not invent both sports. He acquired just like any entrepreneurs. Also the publishing divisions will be retained

Toks Inc. will not sell Warner Brothers Studio, entertainment and media contents as in library, and the recorded music operations. Toks Inc. will use Warner Brothers and the entertainment and media contents to compliment NBC Network and television stations; and DirecTV.

Toks Inc. will also fill the void of all the cable channels liquidation by expanding AT&T cable systems into developing countries in Africa and Latin America to launch Cable Systems with Cable Channels. This will be very vast ventures as part of the company's expansion. The company's goal is to sign up over 200 million subscribers from this expansion of cable systems/cable channels operations in developing countries.


                          AT&T WIRELESS SERVICES, INC.
                          ----------------------------


Toks Inc. will issue 1 Class A Common Share for every 36 AT&T Wireless Services, Inc. Common Shares tendered.

Toks Inc. will liquidate what regulators recommend; outside equity stakes that will carry conflicts from our own operations.

Toks Inc. will also reserve the potential or possibility to file an all stock tender offer to acquire NTT DoCoMo Inc. due to their large equity stake in AT&T Wireless Services, Inc., a $9 billion investment. This notion to acquire NTT DoCoMo Inc. is eminent on Toks Inc.'s agenda.


                             MARRIOT TINTERNATIONAL
                             ----------------------

Toks Inc. will issue 1 Class A Common Share for every 16 Marriott International Shares Common Shares tendered.

Toks Inc. will not liquidate any assets, except the ones regulators will recommend if any.


                              ADDITIONAL OFFERINGS
                              --------------------

Toks Inc. will allow shareholders of targeted companies with less shares to purchase additional shares at the price of the company's shares when trading at announcement to make up for the numbers of shares required to be tendered. This will only apply to a shareholder with less shares to receive 1 share of Toks. Shareholders with leftover shares will only be allowed to convert those shares to Class B Common shares when such issue occurs. A note of the Stock Split of 10-1 or 20-1 vote by shareholders will still allow shareholders to get the opportunity to vote in the future. For example if an AT&T Corporation shareholder has 22 AT&T common shares, such shareholder will not be able to tender his or her shares. So, the shareholder will have to purchase 8 AT&T Common shares at the price the stock was trading at the announcement. Or the shareholder can just mail the check to Toks Inc. in the future in order to be issued 1 Toks Inc.'s Class A common share. It is very important that Toks Inc.'s Class A common share is priced at $5,000.00 per share. And as a shareholder, even holding one share will allow you to gain access to future incentives the company will introduce to its shareholders be it one share in your possession or one million shares in your possession. A shareholder is a shareholder.

                                    EXPANSION
                                    ---------


Toks Inc. will expand its operations into hotel and casino, real estate acquisitions and developing as in commercial and multiunit residential apartment complex (in both United States--affluent and neglected neighborhoods and developing countries), movie exhibition (mostly in foreign and developing countries), oil & energy operation (if regulators allow the company to acquire one as in tender offer in stock or cash) and theme parks (mostly in foreign and developing countries).

Due to the founder's status as a British Subject by birth, the company will explore ownership criteria in England as in Great Britain to launch a television network, cable systems and channels and other ventures.




                                   INCENTIVES
                                   ----------

Toks Inc. will consult with securities attorneys and United States Securities and Exchange Commission (the "Commission") about issuing convertible preferred shares convertible into Class B Common shares before the initial public offering of Class B common shares. If allowed, the company will conduct such offering.

Toks Inc. will also conduct future rights offerings of Class A & B common shares.

Toks Inc. will also create "Tracking Stock" for certain divisions.



                                   STOCK SPLIT
                                   -----------

Toks Inc. will propose a stock split of the company's Class A common shares of 10-1 or 20-1 for a vote by shareholders in the future, if the shareholders want such stock split. Or to give shareholders better liquidity options as in the stock price. Or the shareholders may just retain the current share price as it's trading.


                            EQUITY INVESTMENTS FREEZE
                            -------------------------

Toks Inc. will freeze all equity investments into other entities for the next 5 years to evaluate the reduction of heavy debts, restructuring, expansions, potential dividends payment, stock buyback program, etc.


                               MANAGEMENT TEAM(S)
                               ------------------

Toks Inc. cannot guarantee retainer of most of the executives of the acquired entities of management teams. Some executives will be retained, while some executives will be let go. This is inevitable.


                               BOARD OF DIRECTORS
                               ------------------

Toks Inc. will consult with the board of directors of acquired entities to see how they can be retained. Also this is not guaranteed. Toks Inc. may just request top managers of each wholly owned subsidiary to take over the functions of the board of directors. The company will consult with consultants and board of directors of acquired entities for this particular sensitive issue

 .



                                LOAN SYNDICATION
                                ----------------

Toks Inc. made initial contact to Mr. Rod Banks of Bank of America, Head Commercial Lending to arrange a short-term $10 billion in loan syndication through 50 or more banks after the filing of tender offers Schedule 14A Rule 14-12 becomes public record. His secretary referred me to Don's office, and followed by a call from Kevin Trieber. Which was followed by e-mail, with "attachment" about the $10 billion loan syndication structure to both Kevin Trieber and James Deane that the company will send them an e-mail as soon as the tender offers filing is dessimated and become a public record. The $10 billion loan syndication will serve as working capital, start production and financing of 100 feature films with budget ranging from $10 million to $100 million, conduct real estate properties, hire management team and employees, retain legal firms, lease an office building and cover all expenditures associated with tender offer filings. The $10 billion short-term loan will be paid back by issuing new notes as in high yield to pay off the loan.

This cover letter wasn't sent, except a one-page cover letter sent via facsimile transmission to the AT&T Wireless Services, chairman and chief executive officer notifying him that the cover letter attached is the full text of the August 8, 2001 letter From Ade Ogunjobi, chairman and chief executive officer of Toks, to AT&T Wireless Services' Board of Directors:

Board of Directors
AT&T Wireless Services, Inc.
7277 164th Avenue NE Building 1
Redmond, WA 98052
Attention: John Zeglis, Chairman and Chief Executive Officer

Dear Members of the Board:

Toks Inc. filed its registration for its initial public offering for one purpose to conduct acquisitions of publicly traded entities in stock regardless of size. The Company received a written response from United States Securities and Exchange Commission (the "Commission") on October 4, 2001 via facsimile transmission. The Company responded the same day with a request to the Commission to declare the Company's registered securities "effective" within 30 days.

Toks Inc. has decided to make the announcement to acquire AT&T Wireless Services, Inc. while waiting for the Company's securities declared "effective." The Company has no reason why our securities should not be approved regardless of our status in terms of lack of sales, products, revenues and operating history. Companies are not required to have sales, revenues or operating history before they can file registration for their initial public offering.

We are approaching this acquisition in an all stock tax-free transaction by giving the shareholders the opportunity to evaluate our proposal to acquire the entities. The shareholders paid to buy their shares and they have the power to determine if they want to tender their shares or not. Not the board of directors or the management team should determine who can buy publicly traded entities. Only shareholders are allowed to tender their shares. Also in our document we used to file the registration with the Commission, the Company states that we will take our securities to other potential shareholders of other publicly traded entities if the shareholders of AT&T Wireless Services, Inc rejected our bid. This is the reason why the Company believes that we have every right to register our securities, and it has nothing to do with any particular public entity. No one should take it personal. At the same time AT&T Wireless Services, Inc. just happen to be part of the targeted entities.

We will comply with regulators' recommendation in terms of assets to sell. And we will also initiate assets we want to sell if we become the legal owners of AT&T Wireless Services, Inc. in the future.

Thank you.

Sincerely,

 /s/  Ade O. Ogunjobi
 --------------------
      Ade O. Ogunjobi
      Chairman and Chief Executive Officer


Legal Advisors

Toks Inc. has not retained any legal firm yet. The Company will entertain offers from legal firms that can display non conflict of interest or associated with the targeted entities Toks Inc. proposed to acquire in an all stock tax free.

About Toks Inc.

The Company was founded and incorporated February 12, 1996 to sorely produce and finance entertainment and media contents as in feature films, recorded music and television/cable projects. The unsuccessful five-year marathon capital raising activities turned the founder to become so determined that he became extremely creative to make Toks Inc. into something. That attitude resulted into the founder to prepare a prospectus, file registration for initial public offering with SEC, for one purpose: to conduct acquisitions. That statement was outlined in the prospectus from the very first page of the document. This is the reason why Toks Inc. filed registration to conduct acquisitions in stock. Period.

Caution Concerning Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Toks Inc. ("Toks") or a combined Toks and General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes"), General Electric Company ("GE"), AT&T Corporation ("AT&T"), AT&T Wireless Services, Inc. ("AT&T Wireless"), AOL Time Warner, Inc. ("AOL Time Warner") and Marriott International ("Marriott") to differ materially, many of which are beyond the control of Toks include, but are not limited to, the following: (1) the businesses of Toks and "Targeted Entities" may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by Toks to obtain certain retransmission consents; (9) Toks' inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and
(15) other risks described from time to time in Toks' periodic reports that will be filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this press release.

Financial Analyst Meeting, Teleconference, and Webcast:

Toks at present will not host an in-person financial analyst meeting on Monday, October 8, 2001 at anytime to discuss its proposal. The meeting will be held in the future with a complete and full advance notice through another press release. Such meetings will encourage investors, and others that are unable to attend the meeting to participate by dialing a toll-free number that will be provided for such occasion. Also numbers for international will be provided. Instructions will be provided in terms of such calls. And a replay will be provided also.


A live Internet broadcast of the meeting will also be available that same day with information on Toks Inc.'s web site by clicking on an available audio link. The meeting will also be archived on the company's web site for replay purposes for two working days after the live broadcast. Real Network's Real Player or Microsoft Media Player will be required to access the Webcast. They can be downloaded from www.real.com or www.microsoft.com on that day.

Press Teleconference Information:

Toks may not be able to host a press teleconference Monday, October 8, 2001 at anytime to discuss its proposal. But the founder will encourage people dial this telephone number 1-323-732-0960. This will be a voicemail massage center to leave a message number or return number. The founder will return such calls. Patience must be exercised, because the founder is the only one that will return these calls until the team the founder is gathering become available to handle these calls live.

Other Information:

Toks will continue to update additional information like analysts, media person, etc will be provided in the future needed for anyone to use or see regarding this proposal.


INFORMATION REGARDING PARTICIPANT(S)

Toks and the following person(s) may be deemed to be "participant(s)" on behalf of Toks in the solicitation of proxies from the shareholders of GM, GMH, GE, AT&T, AT&T Wireless, AOL Time Warner and Marriott. If such proxies are determined to be necessary due to the Company's initial lack of interest to seek such solicitation of proxies from shareholders. The Company will not guarantee such solicitation of proxies will be implemented if deemed necessary. This is a matter of principle. The Company will rather seek other potential entities and their shareholders that will be amenable to the Company's business combination proposal of all stock tax free acquisition.

Ade O. Ogunjobi            Chairman and Chief Executive Officer


As of October 8, 2001 Toks owned no shares of General Motors Corporation Common Stock, shares of Hughes Electronic Corporation Tracking Stock, shares of General Electric Company Common Stock, shares of AT&T Corporation Common Stock, shares of AT&T Wireless Services, Inc. Common Stock, shares of AOL Time Warner, Inc. Common Stock, and shares of Marriott International Common Stock.

Other than as set forth herein, as of the date hereof, neither Toks nor any of the other participant(s) listed above has any substantial interest, direct or indirect, by security holdings or otherwise, in General Motors Corporation, Hughes Electronics Corporation, General Electric Company, AT&T Corporation, AT&T Wireless Services, Inc., AOL Time Warner Inc. and Marriott International.

Subject to future developments, Toks may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the Toks shares after declared "effective" to be issued in the proposed transaction.

Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from Toks in the future by directing such request to:
Toks Inc., 4234 Montclair Street # 103, Los Angeles, California 90018. Please note that this is a temporary location. When address changes, the Commission will be notified and others will be notified as well through press release and other means of communications.